

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
Mr. Paul G. Reitz
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL  62301

> **RE:** **Titan International, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed July 26, 2012**
> **Response dated August 24, 2012**
> **File No. 1-12936**

Dear Mr. Reitz:

We have reviewed your response letter dated August 24, 2012 and have the following additional comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2012

Item 1 – Financial Statements

Note 14 – Supply Agreement Termination Income, page 13

1. We note your response to prior comment one from our letter dated August 15, 2012.  As previously requested, please provide the actual, specific terms of the original supply agreement.  For example, tell us the minimum number and maximum number of non-farm tires to be supplied to Goodyear that was stipulated in the agreement.  In addition, please provide us with the calculations you used to determine the original value of liability recorded in connection with this agreement.  If the liability was not based on the

minimum amount of non-farm tires to be supplied to Goodyear as set forth in the agreement, please provide support for the number of tires you assumed you would sell to Goodyear.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief